

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 12, 2014

Via E-mail
John Kirby Bray
Chief Financial Officer
NewStar Financial, Inc.
500 Boylston Street, Suite 1250
Boston, MA 02116

      Re: NewStar Financial, Inc.
               Form 10-K for the fiscal year ended December 31, 2012
               Filed March 1, 2013
               Form 10-Q for quarterly period ended September 30, 2013
               Filed November 6, 2013
               File No. 001-33211

Dear Mr. Bray:

We have reviewed your supplemental response and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2013
Financial Statements (Unaudited)
Notes to Condensed Consolidated Financial Statements
Note 10. Consolidated Variable Interest Entity, page 29

1. We note your response to comment 1 in your letter dated February 3, 2014. Please tell us if you excluded the Arlington Fund loans from the calculation of the allowance for credit losses using the methodology as disclosed starting on page 55 of your December 31, 2013 Form 10-K. If so, please tell us why and estimate the amount of credit losses that you would have measured using your disclosed methodology including the judgmental amounts discussed on the top of page 56. Please provide us a summary of your estimate and provide supporting commentary to allow us to understand the key components of the calculation.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Mike Volley
Staff Accountant